Ballard Power Systems Inc.

News Release

Ballard Announces 2007 Results and 2008 Outlook Conference Call

For Immediate Release – February 8, 2008

Vancouver, Canada — Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) will hold a conference call to discuss its 2007 results and 2008 outlook on Thursday, February 21, 2008 at 8:00 a.m. PST (11:00 a.m. EST).

On February 21st, 2008, access to the live call will be on telephone number (604) 638-5340. A link to the simultaneous audio web cast will also be available on the homepage of Ballard’s website at www.ballard.com.

Following the call, a recording will be available for 24 hours immediately afterwards at 604-638-9010 (confirmation number: 6235#). The audio web cast with slides will be posted and archived by the end of the day on February 21st, 2008 in the News and Events section of Ballard’s website.

About Ballard Power Systems
Ballard Power Systems Inc. (TSX: BLD; NASDAQ: BLDP) is recognized as a leader in the development, manufacture and sale of hydrogen fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information, or to arrange an interview with a Ballard spokesperson, please call Guy McAree at 604-454-0900. Ballard, the Ballard logo, Power to Change the World and Mark 9 SSL are registered trademarks of Ballard Power Systems Inc.